Exhibit 99.2

FOR IMMEDIATE RELEASE

Contact: Valley National Bancorp	CNLBancshares, Inc.
Dianne M. Grenz, EVP	Chirag Bhavsar, EVP
Director of Sales,	& Chief Financial Officer
Shareholder & Public Relations	407-244-3100
973-305-4005

VALLEY NATIONAL BANCORP TO ACQUIRE CNLBANCSHARES, INC.,
STRENGTHENING AND EXPANDING ITS FRANCHISE IN FLORIDA’S LUCRATIVE URBAN MARKETS

Wayne, New Jersey and Orlando, Florida – Wednesday, May 27, 2015 – The Boards of Directors of Valley National Bancorp (“Valley”) (NYSE:VLY) and CNLBancshares, Inc. (“CNLBancshares”) (OTC Pink: CNLB) announced today that the companies have entered into a merger agreement whereby the common shareholders of CNLBancshares will receive 0.75 of a share of Valley common stock for each CNLBancshares share they own, subject to adjustment in the event Valley’s average stock price falls below $8.80 or rises above $10.13 prior to closing. The transaction is valued at an estimated $207 million, based on Valley’s closing stock price on May 22, 2015 (and includes the stock consideration of $16.2 million that will be paid to CNLBancshares stock option holders). We anticipate this transaction will be accretive to Valley’s earnings within 12 months from closing.

CNLBancshares, and its wholly-owned subsidiary, CNLBank, headquartered in Orlando, Florida, has approximately $1.4 billion in assets, $833 million in loans and $1.1 billion in deposits and maintains a branch network of 16 offices. The acquisition supports the continued execution of Valley’s Florida growth strategy, expanding the franchise into two new markets and strengthening two of Valley’s legacy Florida markets.

“Approximately one year ago we announced our initial entrée into Florida with the acquisition of 1st United Bancorp, Inc..  Since that time, Rudy Schupp and his management team have exceeded all of our pro forma growth expectations.  The proposed acquisition of CNLBancshares further demonstrates our commitment to prudently deploy our resources to supplement the recent organic growth in our Florida market. Our outlook for Florida remains very positive and we are focused on supporting growth in that footprint through other acquisitions or De Novo opportunities,” remarked Valley Chairman, President  & CEO Gerald H. Lipkin.

Mr. Lipkin added, “Our focus is on driving overall returns in a challenging macroeconomic environment.  This attractive opportunity to expand and strengthen our franchise in the lucrative urban markets of Florida should enhance value for shareholders of both companies. We continue to operate in, what we believe to be, three of the strongest markets along the east coast with a meaningful presence in New Jersey, New York and Florida.  CNLBank is currently the sixteenth largest commercial bank headquartered in Florida by deposits and shares a similar corporate culture to that of Valley. CNLBank’s experienced banking team has prudently managed its middle market commercial relationships, maintained strong core deposits and has efficiently deployed capital to grow its businesses. Lee Hanna, CNLBancshares’ CEO, with the support of the Board of Directors led by Chairman James Seneff, Jr. along with Executive Vice President and Chief Financial Officer Chirag Bhavsar, have done an excellent job of effectively expanding the CNLBank franchise since 1999. We are excited about CNLBank’s competitive positioning and attractive client base.”

1455 Valley Road, Wayne, NJ 07470	phone: 973-305-3380	fax: 973-696-2044	www.valleynationalbank.com

 “With this merger, we add a well-positioned institution located in regions of Florida with very strong demographics that should serve as an excellent foundation for future growth opportunities,” commented Valley’s Executive Vice President and Florida President, Rudy Schupp. Mr. Schupp continued, “The addition of CNLBank enables our franchise to maintain and even strengthen Valley’s value proposition throughout the region.  We would like to extend our warmest welcome to the CNLBancshares shareholders, customers, and employees and we look forward to their joining the Valley family.”

Valley places primary emphasis on retaining key people from acquisitions and remains committed to this effort.  CNLBank’s management will join Valley to help lead the continued development efforts in Florida and complement Valley’s growth initiatives in the New Jersey and New York Metropolitan region.

Commenting on the announcement, CNLBancshares’ CEO Lee Hanna stated, “The Valley-CNLBank combination is an excellent strategic fit, presenting a unique opportunity to leverage the complementary strengths of our lending portfolios and deposit franchise. Valley's extensive resources, expanded product lines, customer-focused people and passion for growth, will provide significant opportunities to expand Valley’s Florida presence in a manner that will generate long-term sustained value.”

Valley anticipates that the merger with CNLBancshares will be a non-taxable transaction. The combined company is expected to have approximately $20.4 billion in assets, $14.6 billion in loans, $15.3 billion in deposits and 240 branches covering New Jersey, New York and Florida.

The Boards of Directors of both companies, after extensive review and due diligence, have unanimously approved the transaction. The acquisition is expected to close in the fourth quarter of 2015, subject to regulatory approvals, CNLBancshares shareholder approval and other customary closing conditions.

Combination of Strong and Well-Capitalized Banks
The transaction with CNLBancshares is strategically complimentary and has similar characteristics to prior whole-bank acquisitions undertaken by Valley. Valley has a track record of integrating mergers designed to minimize customer disruption, deliver profitable growth while maintaining strong credit quality and a well-capitalized balance sheet. Selected data for the combined entity, on a pro-forma basis as of March 31, 2015, include:

•	Over $20 billion in assets
•	Approximately $14.6 billion in loans
•	240 branches, including 161 in northern and central New Jersey, 43 in Manhattan, Brooklyn, Queens and Long Island, and 36 in northeast, central, southeast and southwest Florida
•	All regulatory capital ratios above the fully phased in Basel III minimum levels including the capital conservation buffer

1455 Valley Road, Wayne, NJ 07470	phone: 973-305-3380	fax: 973-696-2044	www.valleynationalbank.com

Transaction Summary
Under the terms of the definitive agreement signed by the companies, each CNLBancshares shareholder will receive 0.75 shares of Valley National Bancorp common stock for each share of CNLBancshares common stock. In the event Valley’s average share price during the 20 trading day period ending 5 trading days prior to closing is less than $8.80, then the exchange ratio shall be $6.60 divided by the average closing price. In the event Valley’s average share price during the 20 trading day period ending 5 trading days prior to closing is greater than $10.13, the exchange ratio shall be $7.60 divided by the average closing price.

The following are selected terms and metrics associated with the transaction based upon current projections:
•	Purchase price represents a 0.75 for 1 exchange ratio (subject to adjustment)
•	Total transaction value of approximately $207 million
•	Price to tangible book value of 1.55x
•	Price to fully diluted tangible book value of 1.68x
•	Tangible book value dilution of 1.64 percent with an approximate 4.5 year earn-back period
•	Anticipated to be accretive to earnings in 2016
•	Core deposit premium of 8.05 percent

CNLBancshares was advised by the investment banking firm of Hovde Group, LLC, as well as the law firm of Smith Mackinnon, PA.  Valley was advised by MG Advisors, Inc. and the law firm of Day Pitney LLP.

Investor Conference Call
Executives from Valley and CNLBancshares will host a conference call with investors and the financial community at 9:00 AM Eastern Daylight Time, on Wednesday, May 27, 2015 to discuss the transaction. Those wishing to participate in the conference call should dial toll-free (800) 230-1074. The number should be dialed at least 10 minutes prior to the start of the conference call. The teleconference will also be webcast live and archived on Valley’s website through June 10, 2015. Investor presentation materials on this transaction will be made available prior to the conference call at www.valleynationalbank.com and www.cnlbank.com. A replay of the teleconference will be available beginning at 11:00 AM on May 27, 2015 and ending at 11:59 PM on June 3, 2015 by dialing 800-475-6701 (International – 1-320-365-3844), access code 361004.

About Valley
Valley National Bancorp is a regional bank holding company headquartered in Wayne, New Jersey with approximately $19 billion in assets. Its principal subsidiary, Valley National Bank, currently operates 224 branch locations throughout northern and central New Jersey, the New York City boroughs of Manhattan, Brooklyn, Queens and Long Island, and southeast and central Florida. Valley National Bank is one of the largest commercial banks headquartered in New Jersey and is committed to providing the most convenient service, the latest in product innovations and an experienced and knowledgeable staff with a high priority on friendly customer service 24 hours a day, 7 days a week. For more information about Valley National Bank and its products and services, please visit www.valleynationalbank.com or call our 24/7 Customer Service Center at 800-522-4100.

1455 Valley Road, Wayne, NJ 07470	phone: 973-305-3380	fax: 973-696-2044	www.valleynationalbank.com

About CNLBancshares
CNLBancshares, Inc. is the holding company for CNLBank headquartered in Orlando, Florida. The company operates 16 full-service banking offices in Jacksonville, Orlando, Ft. Lauderdale, Coral Gables, Naples, Ft. Myers, and Sarasota with assets of approximately $1.4 billion. CNLBank offers a comprehensive range of business and personal financial products and services.

Additional Information and Where to Find It
In connection with the proposed Merger, Valley intends to file with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-4 containing a proxy statement of CNLBancshares and a prospectus of Valley.  Investors and security holders are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information.  Investors and security holders may obtain a free copy of the registration statement (when available), including the proxy statement/prospectus, and other documents filed by Valley with the Commission at the Commission’s website at www.sec.gov.  These documents may be accessed and downloaded for free at Valley’s web site at http://www.valleynationalbank.com/filings.html or by directing a request to Dianne M. Grenz, Executive Vice President, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-3380.

Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder of CNLBancshares.  However, Valley, CNLBancshares, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from CNLBancshares’ shareholders in respect of the proposed Merger. Information regarding the directors and executive officers of Valley may be found in its definitive proxy statement relating to its 2015 Annual Meeting of Shareholders field with the Commission on March 12, 2015 and in its Annual Report on Form 10-K for the year ended December 31, 2014, each of which can be obtained free of charge from Valley’s website.  Information regarding the directors and executive officers of CNLBancshares may be obtained in the proxy statement/prospectus to be filed with the Commission.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available.

1455 Valley Road, Wayne, NJ 07470	phone: 973-305-3380	fax: 973-696-2044	www.valleynationalbank.com

Forward Looking Statements
The foregoing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to those regarding the proposed business combination (“Merger”) between Valley and CNLBancshares.  Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs and products, relationships, opportunities, taxation, technology and market conditions.  These statements may be identified by such forward-looking terminology as “expect,” “believe,” “view,” “opportunity,” “allow,” “continues,” “reflects,” “typically,” “usually,” “anticipate,” or similar statements or variations of such terms.  Such forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ from those contemplated by such forward-looking statements include, but are not limited to, the following: failure to obtain shareholder or regulatory approval for the merger of CNLBancshares with Valley or to satisfy other conditions to the merger on the proposed terms and within the proposed timeframe including, without limitation; delays in closing the Merger; reaction to the Merger of CNLBancshares’ customers and employees; the diversion of management’s time on issues relating to the Merger; the inability to realize expected cost savings and synergies from the Merger of CNLBancshares with Valley in the amounts or in the timeframe anticipated; changes in the estimate of non-recurring charges; costs or difficulties relating to integration matters might be greater than expected; changes in the stock price of Valley from the date of the merger announcement to the closing date; material adverse changes in Valley’s or CNLBancshares’ operations or earnings; the inability to retain CNLBancshares’ customers and employees; or a decline in the economy, mainly in New Jersey, New York and Florida, as well as the risk factors set forth in Valley’s Annual Report on Form 10-K for the year ended December 31, 2014.  Neither Valley nor CNLBancshares assumes any obligation for updating any such forward-looking statement at any time.

1455 Valley Road, Wayne, NJ 07470	phone: 973-305-3380	fax: 973-696-2044	www.valleynationalbank.com